September  5,  2002



Mr.  John  Reynolds
Assistant  Director  of  Division  of  Corporation  Finance
Mail  Stop  03-04
Securities  and  Exchange  Commission
VIA  FACSIMILE  202.942.9516

Re:     Interspace  Enterprises,  Inc.
        Amended  Registration  Statement  on  Form  SB-2/A
        CIK  0001098331

Dear  Sir:

     This letter should serve as formal application to withdraw the Registration Statement filed on July 24, 2002 on Form SB-2/A by Interspace Enterprises, Inc. (SEC File Number 333-89040, Film Number 02710148). Application is made to withdraw this Amended Registration Statement under regulation 230.477 as it was incorrectly attached to an earlier filing which was also made in error and subsequently withdrawn. No securities have been sold in connection with this offering.

     Thank you for your assistance in this matter. If you have any questions please do not hesitate to contact me at 858.456.3539 or Andrew Stack at 512.617.6354.

Best  Regards,


/s/  Daniel  P.  Murphy

Daniel  Murphy
President/CEO
Interspace  Enterprises,  Inc.